UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WeWork Inc.
(Name of Issuer)

Class A common stock, par value US$0.0001 per share
(Title of Class of Securities)

96209A 104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A 104	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON WE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,602,064
	6	SHARED VOTING POWER 12,842,247
	7	SOLE DISPOSITIVE POWER 29,602,064
	8	SHARED DISPOSITIVE POWER 12,842,247

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,444,311(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(2)
12	TYPE OF REPORTING PERSON OO

(1)

Consists of (a) 29,602,064 shares of Class A common stock held of record by the Reporting Person and (b) 12,842,247 shares of Class A common stock held of record by a wholly owned subsidiary of the Reporting Person.

(2)	Based on a quotient obtained by dividing (a) the aggregate number of shares of Class A common stock that are beneficially owned by the Reporting Person as set forth above by (b) 705,163,174 shares of Class A common stock issued and outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person.

CUSIP No. 96209A 104	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON Nazare Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,348,267
	6	SHARED VOTING POWER 62,884,696
	7	SOLE DISPOSITIVE POWER 5,348,267
	8	SHARED DISPOSITIVE POWER 62,884,696

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,232,963(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of (a) 5,348,267 shares of Class A common stock held of record by the Reporting Person, (b) 42,444,311 shares of Class A common stock held of record by WE Holdings LLC, (c) 544,353 shares of Class A common stock held of record by entities affiliated with the Reporting Person and (d) 19,896,032 Profits Interest Units held of record by a subsidiary of the Reporting Person, which together with a corresponding number of shares of Class C common stock, may be (x) converted into WeWork Partnership Class A Common Units or (y) exchanged (along with a corresponding number of shares of Class C common stock) for shares of Class A common stock or for cash of an equivalent value.

(2)	Based on a quotient obtained by dividing (a) the aggregate number of shares of Class A common stock, including Profits Interest Units (along with a corresponding number of shares of Class C common stock) convertible for shares of Class A common stock, which are beneficially owned by the Reporting Person as set forth above by (b) 705,163,174 shares of Class A common stock issued and outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and 19,896,032 Profits Interest Units beneficially owned by the Reporting Person.

CUSIP No. 96209A 104	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Adam Neumann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 68,232,963
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 68,232,963

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,232,963(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 68,232,963 shares of Class A common stock held of record by Nazare Asset Management, L.P. The Reporting Person controls the general partner of Nazare Asset Management, L.P. and has sole dispositive and voting power over all of the shares beneficially owned by Nazare Asset Management, L.P.

(2)	Based on a quotient obtained by dividing (a) the aggregate number of shares of Class A common stock, including Profits Interest Units (along with a corresponding number of shares of Class C common stock) convertible for shares of Class A common stock, which are beneficially owned by the Reporting Person as set forth above by (b) 705,163,174 shares of Class A common stock issued and outstanding as of December 31, 2021, as reported by the Issuer to the Reporting Person, and 19,896,032 Profits Interest Units beneficially owned by the Reporting Person.

CUSIP No. 96209A 104	SCHEDULE 13G	Page 5 of 8

Item 1.	(a)	NAME OF ISSUER

WeWork Inc. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

88 University Place, 10th Floor, New York, NY 10003.

Item 2.	(a)	NAME OF PERSONS FILING

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

WE Holdings LLC
Nazare Asset Management, L.P.
Adam Neumann

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

WE Holdings LLC
1170 Kane Concourse, Suite 301
Bay Harbour, Florida 33154

Nazare Asset Management, L.P.
1170 Kane Concourse, Suite 301
Bay Harbour, Florida 33154

Adam Neumann
1170 Kane Concourse, Suite 301
Bay Harbour, Florida 33154

	(c)	CITIZENSHIP

WE Holdings LLC—Delaware limited liability company
Nazare Asset Management, L.P.—Delaware limited partnership
Adam Neumann—Israeli citizen

	(d)	TITLE OF CLASS OF SECURITIES

Class A common stock, par value US$0.0001 per share (the “Class A common stock”)

	(e)	CUSIP NUMBER

96209A 104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

CUSIP No. 96209A 104	SCHEDULE 13G	Page 6 of 8

Item 4.	OWNERSHIP

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on a total of 705,163,174 shares of Class A common stock and 19,896,032 Profits Interest Units as of December 31, 2021, as reported by the Issuer to the Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 96209A 104	SCHEDULE 13G	Page 7 of 8

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 96209A 104	SCHEDULE 13G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2022

WE Holdings LLC

/s/ Adam Neumann
Name:	Adam Neumann
Title:	Managing Member

Nazare Asset Management, L.P.

By:	its general partner, Nazare GP, Inc.

/s/ Adam Neumann
Name:	Adam Neumann
Title:	President

/s/ Adam Neumann
Adam Neumann